

January 28, 2022

Thomas Wojcik
Chief Financial Officer
Affiliated Managers Group, Inc.
777 South Flagler Drive
West Palm Beach, Florida 33401

> **Re: Affiliated Managers Group, Inc.**
> **Form 10-K filed February 19, 2021**
> **Form 10-Q filed November 5, 2021**
> **Response dated January 21, 2022**
> **File No. 001-13459**

Dear Mr. Wojcik:

We have reviewed your January 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2021 letter.

September 30, 2021 Form 10-Q

Note 4. Other Investments, page 9

1. Please refer to comment 11. For interests in private equity funds accounted for using the equity method of accounting, please tell us the guidance in ASC 323 that supports measuring the interest at fair value and using the NAV as a practical expedient. Please tell us how your disclosure and accounting policies are consistent with the guidance in ASC 323-10-35.

2. Please refer to comment 11. Please clarify for us how you considered whether investments accounted for under ASC 321-10-35-2 were in the scope of ASC 323. If they were, please tell us how you determined your accounting policies were consistent with the

guidance in ASC 323.

3.  Please refer to comment 12.  Please tell us why you believe your disclosure that you consolidate affiliate sponsored investment products if your interests are considered <u>substantial</u> is consistent with the accounting determinations discussed in your response and as disclosed on page 11.  Alternatively, revise your disclosure in future filings to clarify your consolidation policies for affiliate sponsored investment products.

You may contact Mike Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance